Exhibit 99.1 Press Release Brussels / 8 September 2020 / 10:30 a.m. CET

Anheuser-Busch InBev Launches Cash

Tender Offers for Any and All of Three Series

of USD Notes and Three Series of EUR Notes

and Announces Redemption of CAD 1300

million and GBP 650 million

8 September 2020 – Anheuser-Busch InBev SA/NV (“AB InBev”) (Euronext: ABI) (NYSE: BUD) (MEXBOL: ANB) (JSE: ANH) today announced the commencement of offers to purchase for cash any and all outstanding notes of (i) two series of USD notes issued by its wholly-owned subsidiary Anheuser-Busch InBev Worldwide Inc. (“ABIWW” or a “Company”) and one series of USD notes issued by its wholly-owned subsidiary Anheuser-Busch InBev Finance Inc. (“ABIFI” or a “Company”, and together with AB InBev, the “Companies”), as described in the table set forth under “USD Tender Offers” below (collectively, the “USD Notes”) and (ii) three series of EUR Notes issued by AB InBev, as described in the table set forth under “EUR Tender Offers” below (collectively, the “EUR Notes”, and together with the USD Notes, the “Notes”), which are validly tendered (and not validly withdrawn) and accepted (the “Tender Offers”). As of 8 September 2020, the combined aggregate principal amount of USD Notes and EUR Notes outstanding was $1,748,686,000 and €4,750,000,000, respectively.

Additionally, AB InBev today announced that ABIFI and AB InBev are exercising their respective options to redeem the outstanding principal amounts indicated in the table set forth under “Redemption of CAD Notes and GBP Notes” of one series of CAD Notes and one series of GBP Notes on the dates indicated in the table (any such date, a “Redemption Date”).

Tender Offers

The Tender Offers are being made upon the terms and subject to the conditions set forth in the offer to purchase dated 8 September 2020 (the “Offer to Purchase”). Terms not defined in this announcement have the meanings given to them in the Offer to Purchase. Copies of the Offer to Purchase will be available to holders through the information agents: (i) Global Bondholder Services Corporation (for the USD Tender Offers) by calling +1 (866) 470-3900 (toll free) or +1 212-430-3774 (for banks and brokers), e-mailing contact@gbsc-usa.com and at the following web address: http://www.gbsc-usa.com/abi and (ii) Lucid Issuer Services Limited (for the EUR Tender Offers) by calling + 44 20 7704 0880, emailing ab-inbev@lucid-is.com and at the following web address: www.lucid-is.com/ab-inbev.

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Press Release Brussels / 8 September 2020 / 10:30 a.m. CET

All holders of the Notes (the “Holders”) are authorized to participate in the Tender Offers. Notes purchased in the Tender Offers will be retired and cancelled.

USD Tender Offers

Upon the terms and subject to the conditions set forth in Offer to Purchase, each of ABIWW and ABIFI is offering to purchase Notes issued by it set forth in the table below:

Title of Notes(d)	CUSIP/ISIN	Principal Amount Outstanding	Issuer	Reference Security	Bloomberg Reference Page	Fixed Spread (basis points)	Hypothetical Tender Consideration (a)(b)(c)

Floating Rate Notes due 2024	035240 AK6/ US035240AK69	$229,093,000	ABIWW	N/A	N/A	N/A	$1,015.00

3.500% Notes due 2024(e)	035240 AJ9/ US035240AJ96	$654,420,000	ABIWW	0.25% due 8/31/2025	PX1	20	$1,097.16

3.700% Notes due 2024	03524B AE6/ US03524BAE65	$865,173,000	ABIFI	0.25% due 8/31/2025	PX1	20	$1,107.90

(a)

Per $1,000 principal amount of USD Notes validly tendered at or prior to the Expiration Date or the Guaranteed Delivery Date pursuant to the Guaranteed Delivery Procedures and not validly withdrawn and accepted for purchase (and subject to the applicable Minimum Authorized Denomination). Does not include Accrued Coupon Payment.

(b)

Hypothetical Tender Consideration for each series of USD Notes other than the Floating Rate Notes due 2024 (such USD Notes collectively, the “USD Fixed Rate Notes”) is based upon a hypothetical Reference Yield determined as of 10:00 a.m., New York City time, on 4 September 2020 and assumes a Settlement Date of 17 September 2020. The Reference Yield used to determine actual consideration for the USD Fixed Rate Notes is expected to be calculated on 14 September 2020. The information provided in the above table with respect to the USD Fixed Rate Notes is for illustrative purposes only. The relevant Companies make no representation with respect to the actual consideration that may be paid with respect to the USD Fixed Rate Notes, and such amounts may be greater or less than those shown in the above table depending on the Reference Yield as of the Price Determination Time.

(c)	Hypothetical Tender Consideration for the Floating Rate Notes due 2024 (the “USD Floating Rate Notes”) reflects the actual, fixed Tender Consideration of $1,015.00 per $1,000 principal amount.

(d)	The USD Notes are fully and unconditionally guaranteed by AB InBev and certain of its direct and indirect subsidiaries.

(e)

The calculation of the applicable Tender Consideration for the 3.500% Notes due 2024 (the “Par Call Notes”) may be performed using the value of such Notes as determined at the Price Determination Time as if the principal amount of such Notes had been due on December 12, 2023 (the “par call date”).

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Press Release Brussels / 8 September 2020 / 10:30 a.m. CET

EUR Tender Offers

Upon the terms and subject to the conditions set forth in Offer to Purchase, AB InBev is offering to purchase Notes issued by it set forth in the table below:

Title of Notes(d)	ISIN	Principal Amount Outstanding	Issuer	Interpolated Rate	Bloomberg Reference Page	Fixed Spread (basis points)	Hypothetical Tender Consideration (a)(b)(c)

Floating Rate Notes due 2024	BE6301509012	€1,500,000,000	AB InBev	N/A	N/A	N/A	€1,007.50

2.875% Notes due 2024	BE6243179650	€750,000,000	AB InBev	September 2024 Interpolated Swap Rate	ICAE1	20	€1,125.91

1.500% Notes due 2025	BE6285454482	€2,500,000,000	AB InBev	March 2025 Interpolated Swap Rate	ICAE1	22	€1,077.00

(a)

Per €1,000 principal amount of EUR Notes validly tendered at or prior to the Expiration Date or the Guaranteed Delivery Date pursuant to the Guaranteed Delivery Procedures and not validly withdrawn and accepted for purchase (and subject to the applicable Minimum Authorized Denomination). Does not include Accrued Coupon Payment.

(b)

Hypothetical Tender Consideration for each series of EUR Notes other than the Floating Rate Notes due 2024 (such EUR Notes collectively, the “EUR Fixed Rate Notes”, and together with the USD Fixed Rate Notes, the “Fixed Rate Notes”) is based upon a hypothetical Reference Yield determined as of 03:00 p.m., London time, on 4 September 2020 and assumes a Settlement Date of 17 September 2020. The Reference Yield used to determine actual consideration for the EUR Fixed Rate Notes is expected to be calculated on 14 September 2020. The information provided in the above table with respect to the EUR Fixed Rate Notes is for illustrative purposes only. AB InBev makes no representation with respect to the actual consideration that may be paid with respect to the EUR Fixed Rate Notes, and such amounts may be greater or less than those shown in the above table depending on the Reference Yield as of the Price Determination Time.

(c)

Hypothetical Tender Consideration for the Floating Rate Notes due 2024 (the “EUR Floating Rate Notes”, and together with the USD Floating Rate Notes, the “Floating Rate Notes”) reflects the actual, fixed Tender Consideration of €1,007.50 per €1,000 principal amount.

(d)	The EUR Notes are fully and unconditionally guaranteed by Anheuser-Busch Companies LLC, ABIFI, ABIWW, Brandbev S.à r.l., Brandbrew S.A. and Cobrew NV.

The Tender Offers for the Notes will expire at 5:00 p.m., New York City time, on 14 September 2020, unless extended or earlier terminated by the Companies (the “Expiration Date”). Holders must validly tender their Notes at or prior to the Expiration Date or the Guaranteed Delivery Date pursuant to the Guaranteed Delivery Procedures.

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Press Release Brussels / 8 September 2020 / 10:30 a.m. CET

Notes tendered may be withdrawn at any time at or prior to 5:00 p.m. New York City time, on 14 September 2020, subject to any extension by the Companies, but thereafter will be irrevocable, except in certain limited circumstances where additional withdrawal rights are required by law (as determined by the Companies). The Settlement Date will promptly follow the Expiration Date and is expected to be 17 September 2020.

Upon the terms and subject to the conditions set forth in the Offer to Purchase, Holders who (i) validly tender and who do not validly withdraw their Notes at or prior to the Expiration Date or (ii) deliver a properly completed and duly executed Notice of Guaranteed Delivery and all other required documents at or prior to the Expiration Date and tender their Notes pursuant to the Tender Offers at or prior to 5:00 p.m., New York City time, on the second business day after the Expiration Date pursuant to the Guaranteed Delivery Procedures, and, subject in each case to the tender in the applicable Minimum Authorized Denominations, and whose Notes are accepted for purchase by the Companies, will receive the applicable Tender Consideration described below.

The Tender Consideration payable for each series of Fixed Rate Notes will be a price per $1,000 or €1,000 principal amount of such series of Fixed Rate Notes, as applicable, that is accepted for purchase equal to an amount, calculated in accordance with the formulas described in the Offer to Purchase, that would reflect, as of the Settlement Date, a yield to the par call date or maturity date, as applicable, of such series of Fixed Rate Notes equal to the sum of (i) the Reference Yield for such series, determined at 10:00 a.m. (New York City time), for USD Fixed Rate Notes, or 3:00 p.m. (London time), for EUR Fixed Rate Notes, on 14 September 2020 (subject to certain exceptions set forth in the Offer to Purchase, such time and date, as the same may be extended, the “Price Determination Time”) plus (ii) the fixed spread applicable to such series, as set forth in the tables above (the “Fixed Spread”), in each case minus the accrued and unpaid interest on such Notes from, and including, the immediately preceding interest payment date applicable to such Notes to, but excluding, the Settlement Date (the “Accrued Coupon Payment”). The “Reference Yield” means (i) with respect to each series of the USD Fixed Rate Notes, the yield of the reference security listed in the table for USD Notes above for such series and (ii) with respect to each series of EUR Fixed Rate Notes, the applicable Interpolated Rate.

With respect to the Par Call Notes, if the Tender Offer Yield as determined in accordance with the Offer to Purchase is less than the contractual annual rate of interest for the Par Call Notes, then the Tender Consideration will be calculated based on the par call date; if the Tender Offer Yield as determined in accordance with the Offer to Purchase is higher than or equal to the contractual annual rate of interest for the Par Call Notes, then the Tender Consideration for the Par Call Notes will be calculated based on the maturity date.

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Press Release Brussels / 8 September 2020 / 10:30 a.m. CET

The Tender Consideration for the USD Floating Rate Notes accepted for purchase will be $1,015.00 per $1,000 principal amount and the Tender Consideration for the EUR Floating Rate Notes accepted for purchase will be €1,007.50 per €1,000 principal amount.

In addition to the applicable Tender Consideration, Holders whose Notes are accepted for purchase will be paid the Accrued Coupon Payment. Interest will cease to accrue on the Settlement Date for all Notes accepted, including those tendered through the Guaranteed Delivery Procedures. No further interest will be paid to the Holders who tender such Notes, including if a record date for an interest payment on such Notes has passed before the Settlement Date.

The Tender Offers are not conditioned on any minimum principal amount of Notes being tendered or the consummation of other offers, but are subject to the satisfaction or waiver of certain customary conditions set forth in the Offer to Purchase.

Holders are advised to check with any bank, securities broker or other intermediary through which they hold their Notes as to when such intermediary needs to receive instructions from a holder in order for that holder to be able to participate in the Tender Offers before the deadlines specified herein and in the Offer to Purchase. The deadlines set by the clearing system for the submission and withdrawal of tender instructions will also be earlier than the relevant deadlines specified herein and in the Offer to Purchase.

Holders holding EUR Notes directly in the NBB-SSS or through a direct participant of the NBB-SSS (other than Euroclear or Clearstream, Luxembourg) must, in order to be eligible to participate in the EUR Tender Offers in the manner specified in the Offer to Purchase, (i) arrange for the EUR Notes which they wish to tender to be transferred to an account in either Euroclear or Clearstream, Luxembourg, and (ii) maintain, or where relevant, procure, access to an account in either Euroclear or Clearstream, Luxembourg through which such EUR Notes can be traded, and to which both the applicable Tender Consideration and the applicable Accrued Coupon Payment may be credited by AB InBev.

Holders of EUR Notes who do not have access to an account, as described above, in either Euroclear or Clearstream, Luxembourg (either directly or through a direct participant or other intermediary), or who do not transfer the EUR Notes which they wish to tender to a direct participant in either clearing system, will not be able to submit a EUR Tender Instruction (as defined below) to the EUR tender agent and will not be eligible to participate in the EUR Tender Offers in the manner specified in the Offer to Purchase.

Any Holder of EUR Notes who (i) holds its EUR Notes directly, or through a direct participant of the NBB-SSS, in an “N account” within the NBB-SSS, (ii) is not eligible, in accordance with Article 4 of the Belgian Royal Decree of 26 May 1994, to hold its Notes (directly or indirectly) in an “X account” within the NBB-SSS, and who is therefore unable to transfer the relevant Notes to an account in either Euroclear or Clearstream, Luxembourg and (iii) who is eligible to view the Offer to Purchase and make an investment

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decision with respect to the EUR Tender Offers, may contact the EUR tender agent for further information, using the contact details set out below.

Redemption of CAD Notes and GBP Notes

Title of Notes	CUSIP/ISIN	Principal Amount Outstanding	Principal Amount to be Redeemed	Issuer	Redemption Date

2.600% Senior Unsecured Notes due 2024 (the “CAD Notes”	03524BAG1/ CA03524BAG 10	CAD1,300,000,000	CAD1,300,000,000	ABIFI	8 October 2020

1.750% Notes due 2025 (the “GBP Notes”)	—/ BE6295391914	£650,000,000	£650,000,000	AB InBev	25 September 2020

The CAD Notes

The CAD Notes will be redeemed in full on the applicable Redemption Date at a make-whole redemption price of CAD 1,400,669,111.11 (“CAD Redemption Price”), which is equal to (i) CAD 1,387,243,000.00, which is the price of the CAD Notes calculated to provide yield to the Par Call Date calculated from the applicable Redemption Date compounded semi-annually and calculated in accordance with generally accepted Canadian financial practice equal to the Government of Canada Yield calculated at 10:00 a.m. Toronto time on the Business Day preceding the day on which the ABIFI gives notice of redemption pursuant to Section 1104 of the Indenture, plus 33 basis points, plus (ii) CAD 13,426,111.11, which is accrued and unpaid interest on the principal amount of the CAD Notes to be redeemed to (but excluding) the applicable Redemption Date. Such redemption is pursuant to the terms of the Indenture, dated as of 15 May 2017, by and among ABIFI, AB InBev, the subsidiary guarantors named therein and The Bank of New York Mellon Trust Company, N.A., as trustee (the “May 2017 Indenture”), the First Supplemental Indenture thereto, dated as of 15 May 2017 (the “First Supplemental Indenture”), and the terms of the CAD Notes. Capitalized terms used in this paragraph have the meanings assigned to such terms in the May 2017 Indenture, the First Supplemental Indenture and the terms of the CAD Notes, as applicable.

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The GBP Notes

The GBP Notes will be redeemed in accordance with the Conditions of the GBP Notes in full on the applicable Redemption Date at a make-whole price equal to (i) the outstanding principal amount of the GBP Notes; or (ii) if higher, the sum, as determined by the Calculation Agent, of the present values of the remaining scheduled payments of principal and interest on the GBP Notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the applicable Redemption Date on an annual basis (applying the Actual/Actual (ICMA) Day Count Fraction (as described in the Conditions of the GBP Notes)) at the rate per annum equal to the equivalent yield to maturity of the CA Selected Bond calculated using a price for the CA Selected Bond (expressed as a percentage of its principal amount) equal to the Reference Bond Price for the applicable Redemption Date plus 15 basis points (the “GBP Redemption Price”). The GBP Redemption Price will be calculated on the third Business Day preceding the applicable Redemption Date. Capitalized terms used in this paragraph have the meanings assigned to such terms in the Conditions of the GBP Notes.

On each applicable Redemption Date, (i) the CAD Notes and the GBP Notes will no longer be deemed outstanding, (ii) the CAD Redemption Price and GBP Redemption Price will become due and payable on the CAD Notes and the GBP Notes, respectively and, (iii) unless ABIFI or AB InBev default in making payment of the CAD Redemption Price or the GBP Redemption Price, as applicable, interest on the CAD Notes and GBP Notes called for redemption shall cease to accrue on and after the applicable Redemption Date.

The trustee, the paying agent and the Domiciliary Agent are transmitting to registered holders of the CAD Notes and the GBP Notes the notices of redemption containing information required by the May 2017 Indenture, the First Supplemental Indenture, the terms of the CAD Notes and the Conditions of the GBP Notes, as applicable. For the CAD Redemption Price, please contact Kent R. Cummings at BNY Mellon (Kent.Cummings@bnymellon.com) or Mark D. Cochrane at BNY Melon (Mark.D.Cochrane@bnymellon.com) and for the GBP Redemption Price, please contact BNP Paribas Fortis at cmops.securitiesoperations.cb@bnpparibasfortis.com.

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Press Release Brussels / 8 September 2020 / 10:30 a.m. CET

The Dealer Managers for the Tender Offers are:

Barclays Capital Inc. & Barclays Bank PLC

745 Seventh Avenue

New York, NY 10019

USA

Attn: Liability Management Group

Collect: +1 (212) 528-7581

U.S. Toll-Free: +1 (800) 438-3242

U.K. Telephone: + 44 20 3134 8515

Email: us.lm@barclays.com

BofA Securities

620 S Tryon Street, 20th Floor

Charlotte, North Carolina 28255

USA

Attn: Liability Management Group

Collect: +1 (704) 560-7937

Email: debt_advisory@bofa.com

In London:

U.K. Telephone: +44 20 7996 5420

Email: DG.LM-EMEA@bofa.com

Deutsche Bank Securities 60 Wall Street New York, New York 10005 USA Attn: Liability Management Group Collect: +1 (212) 250-2955 U.S. Toll-Free:+1 (866) 627-0391 U.K. Telephone: +44 20 7545 8011

In respect of the Offer for the

USD Notes

J.P. Morgan Securities LLC

383 Madison Avenue

New York, NY 10179

USA

Attn: Liability Management Group

Collect: +1 (212) 834-8553

U.S. Toll-Free: +1 (866) 834-4666

In respect of the Offer for the

EUR Notes

J.P. Morgan Securities plc

25 Bank Street

London E14 5JP

United Kingdom

Attn: Liability Management Group

Collect: +44 20 7134 2468

Email: Liability_management_EMEA@jpmorgan.com

Santander Investment Securities Inc.

45 East 53rd Street
New York, New York 10022

USA
Attn: Liability Management Group
Collect: +1 (212) 940-1442
U.S. Toll-Free: +1 (855) 404-3636

U.K. Telephone: +44 20 7756 6909 /
+44 20 7756 6227

The tender agent and the information agent for the USD Tender Offers is:

Global Bondholder Services Corporation

65 Broadway – Suite 404

New York, New York 10006

Attention: Corporate Actions

Bank and Brokers Call Collect: +1 (212) 430-3774

All Others Please Call Toll-Free: +1 (866) 470-3900

Fax: +1 (212) 430-3775 or +1 (212) 430-3779

E-mail: contact@gbsc-usa.com

The tender agent and the information agent for the EUR Tender Offers is:

Lucid Issuer Services Limited

Tankerton Works

12 Argyle Walk

London WC1H 8HA

United Kingdom

ab-inbev.com

Press Release Brussels / 8 September 2020 / 10:30 a.m. CET

Attention: Thomas Choquet

Telephone: + 44 20 7704 0880

Fax: + 44 20 3004 1590

E-mail: ab-inbev@lucid-is.com

Non-U.S. Distribution Restrictions

Italy. None of the Tender Offers, Offer to Purchase or any other documents or materials relating to the Tender Offers have been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (“CONSOB”) pursuant to applicable Italian laws and regulations. The Tender Offers are being carried out in the Republic of Italy (“Italy”) as exempted offers pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended. Holders or beneficial owners of the Notes that are resident or located in Italy can tender their Notes for purchase through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with any other applicable laws and regulations and with any requirements imposed by CONSOB or any other Italian authority. Each intermediary must comply with applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Offer to Purchaser.

United Kingdom. The communication of the Offer to Purchase and any other documents or materials relating to the Tender Offers is not being made by and such documents and/or materials have not been approved by an “authorised person” for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21(1) of the FSMA on the basis that it is only directed at and may only be communicated to: (1) persons who are outside of the United Kingdom; (2) investment professionals falling within the definition contained in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”); (3) those persons who are existing members or creditors of the Companies or other persons falling within Article 43(2) of the Order; or (4) any other persons to whom such documents and/or materials may lawfully be communicated in accordance with the Order (all such persons together being referred to as “relevant persons”). The Offer to Purchase and any other documents or materials relating to the Tender Offers are

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only available to relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

France. The Tender Offers are not being made, directly or indirectly, in the Republic of France (other than to Qualified Investors (as defined below)). The Offer to Purchase and any other documents or offering material relating to the Tender Offers may not be distributed or caused to be distributed to the public in the Republic of France (other than to Qualified Investors (as defined below)). Only qualified investors (investisseurs qualifiés) as defined in, and in accordance with, Article 2(e) of Regulation (EU) 2017/1129 (the “Prospectus Regulation”), and Article L. 411-2 of the French Code monétaire et financier (“Qualified Investors”), are eligible to participate in the Tender Offers. Neither the Offer to Purchase nor any other documents or materials relating to the Tender Offers have been or will be submitted for clearance to the Autorité des marchés financiers.

Belgium. Neither the Offer to Purchase nor any other documents or materials relating to the Tender Offers have been, or will be, submitted or notified to, or approved or recognized by, the Belgian Financial Services and Markets Authority (“Autorité des services et marchés financiers”/“Autoriteit voor Financiële Diensten en Markten”). The Tender Offers are not being made in Belgium by way of a public offering within the meaning of Articles 3, §1, 1° and 6, §1 of the Belgian Law of April 1, 2007 on public takeover bids (“loi relative aux offres publiques d’acquisition”/ “wet op de openbare overnamebiedingen”), as amended or replaced from time to time. Accordingly, the Tender Offers may not be, and are not being, advertised and the Tender Offers will not be extended and the Offer to Purchase and any other documents or materials relating to the Tender Offers (including any memorandum, information circular, brochure or any similar documents) may not, have not, and will not, be distributed or made available, directly or indirectly, to any person in Belgium other than to “qualified investors” (“investisseur qualifié”/“gekwalificeerde belegger”) within the meaning of Article 2(e) of the Prospectus Regulation acting on their own account. Insofar as Belgium is concerned, the Tender Offers are made only to qualified investors, as this term is defined above. Accordingly, the information contained in the Offer to Purchase or in any other documents or materials relating to the Tender Offers may not be used for any other purpose or disclosed or distributed to any other person in Belgium.

Legal Notices

This announcement is for informational purposes only and is not an offer to sell or purchase, a solicitation of an offer to purchase or a solicitation of consents with respect to any securities. There will there be no sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

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This announcement does not describe all the material terms of the Tender Offers and no decision should be made by any Holder on the basis of this announcement. The terms and conditions of the Tender Offers are described in the Offer to Purchase. This announcement must be read in conjunction with the Offer to Purchase. The Offer to Purchase contains important information which should be read carefully before any decision is made with respect to the Tender Offers. If any Holder is in any doubt as to the contents of this announcement, or the Offer to Purchase, or the action it should take, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes pursuant to the Tender Offers.

None of the Companies, the Dealer Managers or their affiliates, their respective boards of directors, the Depository, the tender agents, the information agents, the trustee with respect to the USD Notes or any of their respective affiliates makes any recommendation, or has expressed an opinion, as to whether or not Holders should tender their Notes, or refrain from doing so, pursuant to the Tender Offers. Each Holder should make its own decision as to whether to tender its Notes and if so, the principal amount of the Notes to tender.

The Companies have not filed this announcement or the Offer to Purchase with, and they have not been reviewed by, any federal or state securities commission or regulatory authority of any country. No authority has passed upon the accuracy or adequacy of the Tender Offers, and it is unlawful and may be a criminal offense to make any representation to the contrary.

The Offer to Purchase does not constitute an offer to purchase Notes in any jurisdiction in which, or to or from any person to or from whom, it is unlawful to make such offer under applicable securities or blue sky laws. The distribution of the Offer to Purchase in certain jurisdictions is restricted by law. Persons into whose possession the Offer to Purchase comes are required by each of the Companies, the Dealer Managers, the Depository, the tender agents and the information agents to inform themselves about, and to observe, any such restrictions.

Legal Disclaimer

This release contains “forward-looking statements”. These statements are based on the current expectations and views of future events and developments of the management of AB InBev and are naturally subject to uncertainty and changes in circumstances. The forward-looking statements contained in this release include statements other than historical facts and include statements typically containing words such as “will”, “may”, “should”, “believe”, “intends”, “expects”, “anticipates”, “targets”, “estimates”, “likely”, “foresees”, “preparing” and words of similar import. All statements other than statements of historical facts are forward-looking statements. You should not place undue reliance on these forward-looking statements, which reflect the current views of the management of AB InBev, are subject to numerous risks and uncertainties about AB InBev and are dependent on many factors, some of which are outside of AB InBev’s control. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different, including, but not limited to, the effects of the COVID-19 pandemic and uncertainties about its impact and duration and the risks and uncertainties relating to AB InBev described under Item 3.D of AB InBev’s Annual Report on Form 20-F (“Form 20-F”) filed with the US Securities and Exchange Commission (“SEC”) on 23 March 2020 and described in Exhibit 99.1 to AB InBev’s Current Report on Form 6-K filed with the SEC on 4 August 2020. Many of these risks and uncertainties are, and will be, exacerbated by the

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COVID-19 pandemic and any worsening of the global business and economic environment as a result. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including AB InBev’s most recent Form 20-F and other reports furnished on Form 6-K, and any other documents that AB InBev has made public. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements and there can be no assurance that the actual results or developments anticipated by AB InBev will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, AB InBev or its business or operations. Except as required by law, AB InBev undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Anheuser-Busch InBev

Anheuser-Busch InBev is a publicly traded company (Euronext: ABI) based in Leuven, Belgium, with secondary listings on the Mexico (MEXBOL: ANB) and South Africa (JSE: ANH) stock exchanges and with American Depositary Receipts on the New York Stock Exchange (NYSE: BUD). Our Dream is to bring people together for a better world. Beer, the original social network, has been bringing people together for thousands of years. We are committed to building great brands that stand the test of time and to brewing the best beers using the finest natural ingredients. Our diverse portfolio of well over 500 beer brands includes global brands Budweiser®, Corona® and Stella Artois®; multi-country brands Beck’s®, Hoegaarden®, Leffe® and Michelob Ultra®; and local champions such as Aguila®, Antarctica®, Bud Light®, Brahma®, Cass®, Castle®, Castle Lite®, Cristal®, Harbin®, Jupiler®, Modelo Especial®, Quilmes®, Victoria®, Sedrin®, and Skol®. Our brewing heritage dates back more than 600 years, spanning continents and generations. From our European roots at the Den Hoorn brewery in Leuven, Belgium. To the pioneering spirit of the Anheuser & Co brewery in St. Louis, US. To the creation of the Castle Brewery in South Africa during the Johannesburg gold rush. To Bohemia, the first brewery in Brazil. Geographically diversified with a balanced exposure to developed and developing markets, we leverage the collective strengths of approximately 170,000 employees based in nearly 50 countries worldwide. For 2019, AB InBev’s reported revenue was 52.3 billion USD (excluding JVs and associates).

ANHEUSER-BUSCH INBEV CONTACTS

Investors	Media
Lauren Abbott	Ingvild Van Lysebetten
Tel: +1 212 573 9287	Tel: +32 16 276 608
E-mail: lauren.abbott@ab-inbev.com	E-mail: ingvild.vanlysebetten@ab-inbev.com

Maria Glukhova	Fallon Buckelew
Tel: +32 16 276 888	Tel: +1 310 592 6319
E-mail: maria.glukhova@ab-inbev.com	E-mail: fallon.buckelew@ab-inbev.com

Jency John	Fixed Income Investors
Tel: +1 646 746 9673	Daniel Strothe
E-mail: jency.john@ab-inbev.com	Tel: +1 646 746 9667
E-mail: daniel.strothe@ab-inbev.com

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